Exhibit 12

United Parcel Service, Inc. and Subsidiaries
Ratio of Earnings to Fixed Charges

(in millions)	Six Months Ended June 30,
	2004	2003
Earnings:
Earnings before income taxes and accounting changes	$2,484	$1,934
Add: Interest expense	74	63
Add: One-third of rental expense (a)	115	113
Total earnings	$2,673	$2,110

Fixed Charges:
Interest expense	$74	$63
Interest capitalized	12	15
One-third of rental expense (a)	115	113
Total fixed charges	$201	$191

Ratio of Earnings to Fixed Charges	13.3	11.0

(a) Considered to be representative of interest factor in rental expense.